March 10, 2004

       Symbol: OTCBB – STNYF

FOR IMMEDIATE RELEASE

STREAM COMMENCES TRADING ON OTCBB – SYMBOL STNYF

Stream Communications Network Inc. (“Stream” or the “Company”) is pleased to announce that its stock is now trading on the OTCBB market under the trading symbol STNYF.

MESSAGE FROM THE PRESIDENT OF STREAM

“We are very pleased with this news as it will give our shareholders liquidity and the Company opportunities to raise capital through financings. This is key in our objectives to grow our Company through the consolidation of the Polish cable television market. I would like to thank our many shareholders for their patience and for standing by the Company during the last three years. We have accomplished a lot during that time: out of over 500 cable television companies in Poland, Stream is the 9th largest cable TV provider with over 41,000 cable television subscribers (“CATV”), revenue has increased 10 times from US $300,000 in 2000 to US $3M in 2003, and Stream has recently begun offering high speed Internet services and launched new premium video services by offering Canal+ and Multiplex to its client base.

The accession of Poland to the European Union in less than two months is creating a business climate very conducive to capital investments in our sector. There are many opportunities for our Company to grow by acquiring existing cable television networks, building our own networks, and introducing services such as Internet, premium video, and other exciting entertainment services for the Polish consumer.

Stream has a capable, loyal, and proven management team which along with our 55 employees is prepared and able to take our Company to the next level of market expansion. The Company’s objectives are to increase shareholders’ value by consolidating cable market, increasing our subscriber base and continuous increase of revenues.

The Board believes that the telecommunication sector in Poland is one of the most profitable and secure investments available in Central Europe and Stream’s objective is to become a leading player in that sector. We have developed a comprehensive growth plan through which we aim to reach 80,000 CATV subscribers this year and aggressively enter the Internet market in our operating region. Stream is presently reviewing proposals from Investor Relations companies which will assist us in building awareness about our Company among North American and European investors.  We invite everyone to follow our developments, news announcements, and to visit our web site at www.streamcn.com.

On behalf of the Board of Directors

Stan Lis, President and CEO

For further information, please contact:

Investor Relations

Mike Young

tel. 604 669 2826

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network Inc. has little or no control.

Stream Communications Network Inc.

Commerce Place, PO Box 20, 1020-400 Burrard Street, Vancouver, B.C. Canada V6C 3A6

Tel. 604 669 2826  fax604 669 2836  toll free 1 800 704 9649  www.streamcn.com  office@streamcn.com